BERENSON ACQUISITION CORP. I

667 Madison Avenue, 18th Floor

New York, New York 10065

September 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:   Berenson Acquisition Corp. I

Registration Statement on Form S-1

File No. 333-259470

Dear Mr. Schiffman:

Berenson Acquisition Corp. I (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-259470), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on September 27, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Yuta N. Delarck of Greenberg Traurig, P.A. at (212) 801-6928 and that such effectiveness also be confirmed in writing.

Sincerely,

BERENSON ACQUISITION CORP. I

By:	/s/ Mohammed Ansari
Name: Mohammed Ansari
Title: Chief Executive Officer